UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility

     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*

Maloney                       Eugene                  F.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Day/Year


5.  If Amendment, Date of Original (Month/Day/Year)
March 14, 2003

6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___X_____ Director            ________ 10% Owner
___X_____ Officer (give title below)      ________ Other (specify below)
      Vice President

7.  Individual or Joint/Group Filing (Check Applicable Limit)
___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


                  Table I -- Non-Derivative Securities Beneficially Owned

1. Title of      2. Transation      3. Transaction    4.  Securities Acquired        5.  Amount of      6.  Ownership   7.  Nature
   Security      Date               Code               (A) or Disposed of             Securities        Form:  Direct   of Indirect
   (Instr. 3)    (Mon/day/year)     (Instr. 8)         (D) (Instr. 3, 4, and 5)       Beneficially      (D) or          Beneficial
                                                                                      Owned at End of   Indirect (I)    Ownership
                                                                                      Month (Instr. 3   (Instr. 4)      (Instr. 4)
                                                                                      and 4)
                                    Code   V           Amount   (A) or   Price
                                                                (D)
Class B Common                                                                        139,275              D
   Stock

Class B Common   3/14/2003          S                  35,000   D        $24.62 (1)    1,000               I            By Spouse
   Stock




     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     If the form is filed by more than one  reporting  person,  see  Instruction
4(b)(v).




FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of           2.  Conversion    3. Transaction    4.  Transaction      5.  Number of       6.  Date
Derivative Security    or Exercise          Date               Code             Derivative              Exercisable and
(Instr. 3)             Price of             (Month/Day/Year)   (Instr. 8)       Securities              Expiration Date
                       Derivative                                               Acquired (A) or         (Month/Day/Year)
                       Security                                                 Disposed of (D)
                                                                                (Instr. 3, 4,
                                                                                and 5)
                                                               Code    V        (A)     (D)             Date          Expiration
                                                                                                        Exercisable   Date




7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership Form of           11. Nature of
Underlying Securities     Derivative      derivative Securities    Derivative Security:  Direct     Indirect Beneficial
(Instr. 3 and 4)          Security        Beneficially Owned at    (D) or indirect (I)              Ownership
                          (Instr. 5)      End of Month (Instr. 4)  (Instr. 4)                       (Instr. 4)


Title        Amount or
             Number of
             Shares





Explanation of Responses:

(1)  Previously incorrectly reported as $26.62.

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/Eugene F. Maloney                March 28, 2003
**Signature of Reporting Person     Date